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          UNITED STATES                                  OEM APPROVAL
SECURITIES AND EXCHANGE COMMISSION                ------------------------------
     WASHINGTON, D.C. 20549                       OMB Number:          3235-0058
                                                  Expires:          May 31, 1997
          FORM 12B-25                             Estimated average burden
                                                  hours per response........2.50
    NOTIFICATION OF LATE FILING


                                                         SEC FILE NUMBER
                                                              1-7909



                                                           CUSIP NUMBER
                                                            292007 101




(CHECK ONE):  |X|Form 10-K |_|Form 20-F |_|Form 11-K |_|Form 10-Q |_|Form N-SAR

          For Period Ended: December 31, 1996
          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR
          For the Transition Period Ended:_________________

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Items 6, 7 and 8 (including related exhibits and schedules) of Form 10-K

PART I -- REGISTRANT INFORMATION

Empire of Carolina, Inc.
Full Name of Registrant

Former Name if Applicable


5150 Linton Boulevard
Address of Principal Executive Office (STREET AND NUMBER)

Delray Beach, Florida  33484
City, State and Zip Code

                       PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      (b)   The subject annual report, semi-annual report, transition
|X| report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                         See Exhibit A attached hereto.

                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                                 SEC 1344 (6/94)


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                          PART III -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


Lawrence Geller, General Counsel                (561)            498-4000
------------------------------------        ------------    ------------------

                    (Name)                   (Area Code)    (Telephone Number)



(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                    |X|Yes |_|No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                    |X|Yes |_|No


      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         See Exhibit B attached hereto.


--------------------------------------------------------------------------------




                            Empire of Carolina, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  March 31, 1997       By:      /s/ Steven Geller
       ------------------       ----------------------
                                 Steven Geller, Chairman and
                                 Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
--------------------------------------------------------------------------------
   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
--------------------------------------------------------------------------------


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).


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                                                                       EXHIBIT A


         The registrant has experienced delays in the preparation and review of its financial statements for the fiscal year ending December 31, 1996 and for the reasons described below concluded that it could not complete Items 6 through 8 of Form 10-K (including related schedules and exhibits) by the March 31, 1997 due date without unreasonable effort or expense. The Company has experienced significant financial and operating difficulties since the third quarter of 1996. It has decreased staffing levels, including in its financial and accounting functions, as part of an effort to reduce costs. The Company continues to experience significant cash flow difficulties, and has been focusing significant resources, including senior management and accounting staff time, on addressing the Company's financial difficulties and on assisting in the ongoing effort to obtain the previously announced proposed private investment of $50 million in the Company (the consummation of which cannot be assured). The Company issued a press release on March 31, 1997 announcing its results of operations for the fiscal year ended December 31, 1996 and the proposed investment in the Company. Such press release has been filed with the Securities and Exchange Commission as Exhibit 99 to the Company's Form 10-K for the fiscal year ended December 31, 1996, and is hereby incorporated by reference herein. The Company undertakes to complete its filing requirements with the Securities and Exchange Commission with respect to Items 6 through 8 of Form 10-K (including related schedules and exhibits) as soon as reasonably practicable and no later than April 15, 1997.




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                                    EXHIBIT B

         It is anticipated that the Company's results of operations will reflect a decrease in net sales from $153.7 million in 1995 to $148.9 million in 1996, and an increase in net loss from $4.5 million in 1995 to $46.2 million in 1996. Such increase in net loss is due in significant part to difficulties in integrating the acquired Buddy L operations into the Company's Tarboro, North Carolina manufacturing facility and to the need to outsource certain production requirements which resulted in excessive labor, manufacturing and shipping costs. The Company's difficulties were further exacerbated by the unexpected death of the manager of the Tarboro facility and the poor holiday retail season in the toy industry. Because of the Company's financial and operating difficulties, the Company's auditors have indicated they will include a going concern uncertainty explanatory paragraph in their report on the Company's financial statements for the year ended December 31, 1996. The Company issued a press release on March 31, 1997 announcing its results of operations for the fiscal year ended December 31, 1996 and a proposed investment in the Company (the consummation of which cannot be assured). Such press release has been filed with the Securities and Exchange Commission as Exhibit 99 to the Company's Form 10-K for the fiscal year ended December 31, 1996, and is hereby incorporated by reference herein.